

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2017

Adam S. Grossman
Chief Executive Officer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, NJ 07446

> **Re:  ADMA Biologics, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 16, 2017**
> **File No. 333-218802**

Dear Mr. Grossman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at (202) 551-3798 with any questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: David C. Schwartz, Esq.